RESULTS OF SPECIAL MEETING

A special meeting of the shareholders of Balanced Fund was held on May 7, 2009 for shareholders of record as of March 16, 2009, to vote on the following proposal, the result of which is provided below.

To approve an Agreement and Plan of Reorganization for the fund providing for the reorganization of the fund into Strategy Balanced Allocation Fund, including the amendment to First American Investment Funds, Inc.’s Amended and Restated Articles of Incorporation necessary to effect the reorganization:

For	Against	Abstain
9,268,362	351,187	413,839